Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

October 16, 2020	NR 20-21

Not for distribution to United States Newswire Services or for dissemination in the United States

Alianza Minerals Closes $3.2M Financing

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$1,035,500 in Units for Exploration & Working Capital

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$2,151,575 in Flow Through for BC & Yukon Exploration

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Stock options granted

Vancouver B.C. – October 16, 2020 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that the financing announced originally on September 21, 2020 has now been closed.  A total of $1,035,500 from the issuance of the units and $2,151,575 from the issuance of flow through shares, were raised to further advance its projects in BC, Yukon, Nevada and Colorado.

“This financing gives us the ability to not only complete the Haldane drilling program set to commence shortly, but also the flexibility to follow up results from this program and test new targets as early as we can get started in 2021,” stated Jason Weber, P.Geo., President and CEO of Alianza.

Financing Terms – Non-Flow Through Shares

Each non-flow through unit is comprised of one common share and one-half of one common share purchase warrant at $0.135 per unit. The whole warrant is valid for two years expiring October 9, 2022 and is exercisable at $0.20 to acquire one common share. A total of 7,670,370 shares and 3,835,186 warrants were issued at closing.

Financing Terms – Flow-Through Shares

The flow through shares will be eligible for a tax deduction for Canadian income tax payers for 2020. These shares were issued at $0.155 per share and the proceeds will be spent on qualifying exploration expenditures in the Yukon Territory. A total of 13,881,130 flow-through shares were issued at closing.

Finder’s fees of 7% in cash and 7% in finder’s warrants were paid to eligible parties. All securities are subject to a four-month hold expiring on February 10, 2021.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Stock Option Grant

Alianza has granted 2,005,000 stock options to its Directors, Officers, Employees and Consultants at an exercise price of $0.14 to purchase each common share for a period a five years.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.